                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  ___________

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                         OF THE SECURITIES ACT OF 1934

                              R.H. PHILLIPS, INC.
                              -------------------
                           (Name of Subject Company)


                              R.H. PHILLIPS, INC.
                              -------------------
                       (Name of Person Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (INCLUDING ASSOCIATED OPTIONS
                                 AND WARRANTS)
                                 -------------
                       (Title and Classes of Securities)

                                   749573101
                                   ---------
                     (Cusip Number of Class of Securities)
                               __________________

                                MICHAEL MOTRONI
                            CHIEF FINANCIAL OFFICER
                              R.H. PHILLIPS, INC.
                             26836 COUNTY ROAD 12A
                               ESPARTO, CA 95627
                                 (530) 662-3215

                                WITH A COPY TO:

                             FRANK E. FARELLA, ESQ.
                              JAMES E. GRAND, ESQ.
                           FARELLA BRAUN & MARTEL LLP
                             235 MONTGOMERY STREET
                            SAN FRANCISCO, CA 94104
                                 (415) 954-4400
                                 --------------

      (Name, Address and Telephone number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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R.H. PHILLIPS, INC.                                  NEWS RELEASE
--------------------------------------------------------------------------------
                                           CONTACT:  Mike Motroni
                                                     Chief Financial Officer
                                                     (530) 662-3215

                                           FOR IMMEDIATE RELEASE



                 R.H. PHILLIPS, INC. ENTERS INTO AGREEMENT AND
                              PLAN OF MERGER WITH
                           VINCOR INTERNATIONAL INC.

     ESPARTO, Calif., August 28, 2000 -- R.H. Phillips, Inc. (RHPS - NASDAQ) announced that it has entered into an Agreement and Plan of Merger with Vincor International Inc. (VC-TO) pursuant to which Vincor would make a cash tender offer for all of the outstanding common stock of R.H. Phillips at a price of $7.00 per share in cash. The transaction has a total value, including the R.H. Phillips debt to be assumed by Vincor, of approximately $92 million.

     The directors of R.H. Phillips unanimously approved the Vincor transaction on the unanimous recommendation of a Special Committee of directors formed to consider the proposal, and will recommend that R.H. Phillips' shareholders accept the Vincor offer and tender their shares. First Security Van Kasper served as the financial advisor to the Special Committee and the Board in connection with the transaction and issued an opinion stating, among other things, that the merger consideration is fair to the shareholders of R.H. Phillips from a financial point of view.

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     John Giguiere, Co-President of R.H. Phillips, Inc. stated, "we are delighted to have achieved our goal of completing a negotiated transaction which serves the best interests of R.H. Phillips and Vincor and their respective shareholders. Our strategic goals have been two fold: to develop R.H. Phillips as one of the top super premium brands in the California wine business and to develop the Dunnigan Hills appellation as one of the premier viticultural regions in the state. We believe that this transaction moves us closer to these goals. We are excited about the opportunity to partner with Vincor to launch R.H. Phillips into a new era of growth that will enhance the vitality and competitiveness of the North American wine industry. We look forward to the exciting future that lies ahead."

     Under the terms of the Agreement, Toast Acquisition Company, Inc., a wholly-owned subsidiary of Vincor, will promptly commence a tender offer for all of the outstanding shares of R.H. Phillips at $7.00 per share in cash.
Following the consummation of the tender offer, Toast Acquisition Company will be merged with and into R.H. Phillips, Inc., with R.H. Phillips, Inc. as the surviving corporation. Tender offer documents are expected to be mailed to R.H. Phillips shareholders within ten days. Certain shareholders and directors of R.H. Phillips, Inc. owning an aggregate of 2.2 million shares, representing approximately 33% percent of R.H. Phillips' outstanding common stock, have agreed to tender their shares in the tender offer.

     The tender offer will be conditioned upon: (1) the tender of a minimum of ninety percent (90%) of R.H. Phillips' outstanding shares of common stock; (2) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976; and (3) certain other customary conditions for transactions of this type. Scotia Capital, an affiliate of The Bank of Nova Scotia, has issued a commitment letter for an acquisition credit facility to

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finance the transaction.  The  Commitment Letter is subject to the satisfactory completion by the The Bank of Nova Scotia of its due diligence, the satisfaction of all conditions to the consummation of the tender offer, and other customary conditions.

     In the merger to follow the consummation of the tender offer, each share of R.H. Phillips, Inc. common stock outstanding and not tendered pursuant to the offer will be converted into the right to receive $7.00 in cash without further action by the Company's shareholders. There are currently approximately 6,695,000 shares of R.H. Phillips, Inc. common stock outstanding.

     Under the terms of the merger agreement, R.H. Phillips has agreed not to solicit other acquisition proposals. The Board of Directors may consider unsolicited proposals in the exercise of its fiduciary duties. However, R.H. Phillips has agreed to pay a topping fee of $9 million to Vincor if R.H. Phillips terminates the Vincor agreement and consummates a business combination with another party which is announced within one year of terminating the Vincor agreement. The shareholders who agreed to tender their shares have also agreed to pay Vincor 50% of the purchase price of their shares in excess of $7.00 per share if R.H. Phillips consummates a business combination with another party which is announced within two years of terminating the Vincor agreement.

     R.H. Phillips, Inc. common stock is traded on the NASDAQ under the symbol "RHPS." The last reported sale price of the common stock on August 25, 2000 was $4.75.

     R.H. Phillips, Inc. produces and sells premium varietal table wines. It is located in the Dunnigan Hills Viticultural Region, which is situated near the wine regions of Napa and Sonoma, California. The winery specializes in the production of Chardonnay and Syrah, a Mediterranean varietal, and produces both premium and super premium wines.

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     Vincor International, Inc. is Canada's leading producer and marketer of wines and related products, with leading brands in all segments of the market. Vincor owns and operates wineries in British Columbia, Ontario, Quebec and New Brunswick, and markets wines produced from grapes grown in the Niagara Peninsula of Ontario and the Okanagan Valley of British Columbia. Vincor's premium brands include Inniskillin, Jackson-Triggs, Sumac Ridge, Hawthorne Mountain and Sawmill Creek. Vincor generated net sales of CN $268.2 million for its fiscal year ended March 31, 2000.

     Vincor's common stock is listed on The Toronto Stock Exchange under the symbol "VN." For further information about Vincor, contact Donald L. Triggs, President and Chief Executive Officer, Vincor International, Inc., (905) 564-6900.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE COMPANY. AT THE TIME THE OFFER IS COMMENCED, VINCOR INTERNATIONAL, INC. WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND R.H. PHILLIPS, INC. WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT SHOULD BE CAREFULLY READ BY R.H. PHILLIPS' SHAREHOLDERS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF R.H. PHILLIPS, INC., AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE AT NO CHARGE AT THE COMMISSION'S WEB SITE AT "www.sec.gov".

R.H. PHILLIPS, INC. STATES THAT INFORMATION CONTAINED IN THIS PRESS RELEASE, OTHER THAN HISTORICAL INFORMATION, SHOULD BE CONSIDERED FORWARD-LOOKING IN NATURE AND IS SUBJECT TO VARIOUS RISKS, UNCERTAINTIES AND ASSUMPTIONS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE ANTICIPATED, ESTIMATED OR EXPECTED. AMONG THE KEY FACTORS THAT MAY HAVE A DIRECT BEARING ON THE OPERATING RESULTS, PERFORMANCE OR FINANCIAL CONDITION ARE VINCOR'S ABILITY TO ACHIEVE AND MANAGE GROWTH; ABILITY TO SUCCESSFULLY IDENTIFY SUITABLE ACQUISITION CANDIDATES, COMPLETE ACQUISITIONS OR INTEGRATE THE ACQUIRED BUSINESS INTO ITS OPERATIONS; ABILITY TO ATTRACT AND RETAIN QUALIFIED PERSONNEL; ABILITY TO DEVELOP NEW SERVICES; CONDITIONS IN THE WINE INDUSTRY; GENERAL ECONOMIC CONDITIONS AND OTHER FACTORS DISCUSSED FROM TIME TO TIME IN R.H. PHILLIPS' FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.
                                     # # #

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                R.H. PHILLIPS, INC.



                                         By:     /s/ John Giguiere
                                         -------------------------------------
                                                     (Signature)

                                                John Giguiere, Chairman
                                         -------------------------------------
                                                   (Name and Title)

                                                   August 28, 2000
                                         -------------------------------------
                                                         (Date)

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